EXHIBIT 99.14


                               BANRO CORPORATION
                       Suite 7070, 1 First Canadian Place
                              100 King Street West
                            Toronto, Ontario, M5X 1E3

                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
              BANRO CORPORATION FOR USE AT THE ANNUAL AND SPECIAL
              MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 29, 2004

     The undersigned shareholder(s) of BANRO CORPORATION (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Donat K. Madilo, Treasurer of the Corporation, or failing him, Richard J. Lachcik, a director of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 29th day of June, 2004, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors as set forth in management information circular of the Corporation dated June 2, 2004.

2. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.

3. TO VOTE FOR ( ) AGAINST ( ) the special resolution authorizing an amendment to the articles of the Corporation to subdivide each one of the issued and outstanding common shares of the Corporation into two common shares of the Corporation (the "Share Split"). The undersigned shareholder notes that (a) a final determination by the board of directors of the Corporation as to whether to carry out the Share Split has not yet been made, (b) it is not contemplated that such a determination will be made in the near future, and
     (c) as a result, notwithstanding that the said special resolution is passed at the Meeting, if the directors of the Corporation ultimately determine that it is not in the best interests of the Corporation to proceed with the Share Split, the said special resolution authorizes the directors of the Corporation, in their discretion, to revoke the special resolution before it is acted upon.

4. TO VOTE FOR ( ) AGAINST ( ) the resolution approving, confirming and ratifying an amendment to the Corporation's stock option plan (the "Plan") to increase by 500,000 the maximum number of common shares of the Corporation that may be issued pursuant to the exercise of stock options granted under the Plan.

5. TO VOTE FOR ( ) AGAINST ( ) the resolution confirming the repeal of by-law no. 2 of the Corporation and the making of by-law no. 3 of the Corporation.

     If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

     DATED the day of , 2004.



                                        ----------------------------------------
                                        Signature of Shareholder(s)



                                        ----------------------------------------
                                        Print Name

                                        (see notes on the back of this page)

                NOTES:

               (1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

               (2) The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

               (3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY
                    COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE
                    CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 25TH DAY OF JUNE, 2004.

               (4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

               (5) If your address as shown is incorrect, please give your correct address when returning the proxy.